UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Lonestar Resources US Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

54240F202

(CUSIP Number)

March 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 54240F202

1	Names of Reporting Persons B-29 Holdings, LP
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 592,747
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 592,747

9	Aggregate Amount Beneficially Owned by Each Reporting Person 592,747
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 5.9%
12	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G

CUSIP No. 54240F202

1	Names of Reporting Persons B-29 Advisors, LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 592,747
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 592,747

9	Aggregate Amount Beneficially Owned by Each Reporting Person 592,747
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 5.9%
12	Type of Reporting Person (See Instructions) IA

Item 1.

(a)	Name of Issuer: Lonestar Resources US Inc.

(b)	Address of Issuer’s Principal Executive Offices: 111 Boland Street, Suite 300, Fort Worth, TX 76107

Item 2.

(a)	Name of Person Filing: See item 2(b) below.

(b)	Address of Principal Business Office or, if None, Residence:

1.	B-29 Holdings, LP

1700 Pacific Ave., Suite 3840

Dallas, TX 75201

2.	B-29 Advisors, LLC

1700 Pacific Ave., Suite 3840

Dallas, TX 75201

(c)	Citizenship: See item 4 on Cover Pages to this Schedule 13G.

(d)	Title and Class of Securities: Common Stock, par value $0.001 per share

(e)	CUSIP No.: 54240F202

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount Beneficially Owned: See item 9 on Cover Pages to this Schedule 13G.

(b) Percent of Class: See item 11 on Cover Pages to this Schedule 13G. The percentage reported herein are based on the 100,000,149 common shares outstanding as of March 24, 2021 as reported in the Issuer’s Form 10-K filed March 31, 2021 and the 592,747 common units owned by B-29 Holdings, LP, an investment fund client of B-29 Advisors, LLC.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See item 5 on Cover Pages to this Schedule 13G.

(ii)	Shared power to vote or to direct the vote: See item 6 on Cover Pages to this Schedule 13G.

(iii)	Sole power to dispose or to direct the disposition of: See item 7 on Cover Pages to this Schedule 13G.

(iv)	Shared power to dispose or to direct the disposition of: See item 8 on Cover Pages to this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person. None.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. Not applicable.

Item 8.	Identification and classification of members of the group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certifications. Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2021

B-29 HOLDINGS, LP By: B-29 GP, LLC, its general partner

By:	/s/ John D. Schmitz
Name: John D. Schmitz Title: President

B-29 ADVISORS, LLC

By:	/s/ John D. Schmitz
Name: John D. Schmitz Title: President

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.001 per share of Lonestar Resources US Inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this April 9, 2021.

B-29 HOLDINGS, LP By: B-29 GP, LLC, its general partner

By:	/s/ John D. Schmitz
Name: John D. Schmitz Title: President

B-29 ADVISORS, LLC

By:	/s/ John D. Schmitz
Name: John D. Schmitz Title: President